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Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of the shareholders of Queenstake Resources Ltd. (the "Company") will be held on Thursday, May 25, 2006 at the Portman Room, Intercontinental Toronto, 220 Bloor Street West, Toronto, Ontario beginning at 10:00 a.m. (local time in Toronto, Ontario) for the following purposes:

1.
To receive the report of the directors of the Company;

2.
To receive the audited financial statements of the Company for its fiscal year ended December 31, 2005 and accompanying report of the auditor;

3.
To determine the number of directors at seven;

4.
To elect directors for the ensuing year;

5.
To appoint Staley, Okada & Partners as the Company's auditor for the ensuing fiscal year;

6.
To consider, and if thought fit, to approve a special resolution to continue the Company's corporate jurisdiction from the Business Corporations Act (Yukon) ("YBCA") to the Business Corporations Act (British Columbia) ("BCBCA"), as more particularly described in the accompanying Management Information Circular; and

7.
To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

To be valid, the accompanying form of Proxy, duly completed, dated and signed, must be delivered to CIBC Mellon Trust Company, at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 Attention: Proxy Department at least 48 hours (excluding, Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

The enclosed form of Proxy is solicited by management of the Company and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

Pursuant to the YBCA, a shareholder of the Company may dissent with respect to the continuance of the Company under the BCBCA (the "Continuance") and be paid the fair value of the shareholder's common shares in accordance with section 193 of the YBCA. A dissenting shareholder must send to the Company a written objection to the Continuance resolution at the Company's registered and records office, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting, and must comply with other requirements of section 193 of the YBCA. Further particulars of a shareholder's rights of dissent are set out in the accompanying Management Information Circular.

DATED at Denver, Colorado, this 10th day of April, 2006.

BY ORDER OF THE BOARD
/s/ Dorian L. Nicol President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
Containing information as at April 10, 2006

This Management Information Circular (the "Circular") accompanies the Notice of the Annual and Special Meeting (the "Meeting") of Shareholders of QUEENSTAKE RESOURCES LTD. (hereinafter called the "Company"), and is furnished in connection with the solicitation by the management of the Company of proxies for use at that Meeting and at any adjournment thereof. The Meeting is to be held on Thursday, May 25, 2006 at 10:00 a.m. (Toronto time) at the Portman Room, Intercontinental Toronto, 220 Bloor Street West, Toronto, Ontario.

References to dollars ($) in this Circular shall mean U.S. dollars unless otherwise indicated.

SOLICITATION OF PROXIES

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally, by telephone or electronically, by directors, officers or regular employees or paid agents of the Company. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Company. The total cost of the solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") accompanying this Circular are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND SIGNED PROXY TO CIBC MELLON TRUST COMPANY ("CIBC MELLON") AS SPECIFIED IN THE NOTICE OF MEETING.

To be valid, a Proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the Proxy must be signed by a duly authorized officer of or an attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which the Proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to CIBC Mellon Trust Company, at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 Attention: Proxy Department at least 48 hours (excluding, Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment thereof.

A Proxy is revocable. The giving of a Proxy will not affect the right of a Shareholder to attend and vote in person at the Meeting. A Shareholder who has given a Proxy, or his attorney so authorized in writing, may revoke the Proxy by an instrument in writing deposited at the offices of CIBC Mellon Trust Company or at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or adjournment thereof or in any other manner permitted by law.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares of the Company (the "Shares") in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of Proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in such shareholder's name on the records of the Company. Such Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee and custodian for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of Proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non-registered shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the Proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the Proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Proxy with an ADP sticker on it cannot use that Proxy to vote Shares directly at the Meeting—the Proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted. All references to shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

EXERCISE OF DISCRETION BY PROXIES

All properly executed forms of Proxy, not previously revoked, will be voted or withheld from voting on any ballot taken at the meeting in accordance with the instructions contained therein. Forms of Proxy containing no instructions regarding the matters specified therein will be voted in favour of such matters. In the event, not presently anticipated, that any other matter is properly brought before the Meeting or any adjournment thereof and is submitted to a vote, the form of Proxy may be voted in accordance with the judgment of the persons named therein.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE

The directors of the Company have fixed April 10, 2006 (the "Record Date") as the record date for determination of shareholders entitled to receive notice of and vote at the Meeting. Only Shareholders of the Company of record at the close of business on the Record Date will be entitled to vote at the Meeting, and at all adjournments thereof, except to the extent that a Shareholder has transferred any Shares after the Record Date and the transferee of those Shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that such transferee owns the Shares and requests not later than ten days before the Meeting that the name of such transferee be included in the list of Shareholders of the Company entitled to vote at the Meeting, in which case the transferee is entitled to vote at the Meeting and at all adjournments thereof.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an authorized share capital consisting of an unlimited number of Shares without nominal or par value.

As of April 10, 2006, the Company had outstanding 549,814,294 fully paid and non-assessable Shares, each carrying the right to one vote.

Paragraph 10.12 of the Company's By-law No. 1 provides that a quorum for the transaction of business at any shareholders' meeting is two shareholders present in person or represented by Proxy holding a minimum of 5% of the issued and outstanding Shares. All matters being considered at the Meeting require approval by an ordinary resolution, other than the resolution to approve the continuance of the Company's corporate jurisdiction from the Yukon Territory to British Columbia which requires approval by a special resolution. Under the Yukon Business Corporations Act (the "YBCA"), an ordinary resolution requires the approval of a simple majority (>50%) of the votes cast, by those shareholders who, being entitled to do so, vote in person or by Proxy at the Meeting. A Special Resolution requires the approval of not less than two-thirds (>66.67%) of the votes cast by those shareholders, being entitled to do so, vote in person or by Proxy at the Meeting.

Any shareholder of record at the close of business on April 10, 2006 who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder's Shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Sprott Asset Management Inc.	99,635,200	18.1%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the most recent fiscal year end, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors at the Meeting.

ELECTION OF DIRECTORS

Number of Directors

The Board of Directors (the "Board") presently consists of seven directors and it is intended to determine the number of directors at seven and elect seven directors for the ensuing year.

Election of Directors

The term of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the YBCA.

The following table sets out the names of management's nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, (and, in the case of John W. W. Hick, who is nominated for election at a shareholders' meeting for the first time, his occupation during the past five years), the period of time for which each has been a director of the Company, and the number of Shares beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Province or State, Country of Residence and Position(s) with Company(1)	Principal Occupation and, if not at Present an Elected Director, Occupation During the Past Five Years(1)	Date(s) Served as a Director	Number of Shares(1)
Dorian (Dusty) Nicol(5) Colorado, United States President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company.	Since July 1999	26,754
Peter Bojtos(2)(4) Colorado, United States Director	Professional Engineer and director of several public mining companies.	Since June 2000	108,000
Robert Zerga(3)(4) Nevada, United States Director	Retired mining executive.	Since April 2004	Nil
Michael Smith(2)(5) British Columbia, Canada Director	Retired Chartered Accountant.	Since May 2004	Nil
Doris A. Meyer(2)(4)(5) British Columbia, Canada Director	President and Owner of Golden Oak Corporate Services Ltd., which provides financial and corporate compliance services to publicly traded mining companies; and Director and officer of several public mining companies.	Since May 2005	19,633

John Ellis(3) Nevada, United States Director	Independent Consultant with respect to mines, mills and smelters for the Company and others, 2001 to present; and Founder of Ellis Consultants, a private company providing consulting services, 2000 to present.	Since May 2005	Nil
John W. W. Hick(3) Ontario, Canada Director	A Director of companies, Vice Chairman of Rio Narcea Gold Mines Ltd., a gold mining company, since January 2006 (a Director since 1997), prior to which he was Chief Executive Officer from December 2004 to January 2006; President and Chief Executive Officer of Defiance Mining Corp. and its predecessor company, 2001 to 2004; and director of several other resource companies.	Since March 2006	Nil

(1)
The information as to country of residence, principal occupation and number of Shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation and Management Development Committee.

(4)
Member of the Corporate Governance and Nominating Committee.

(5)
Member of the Disclosure Committee

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no Director or executive officer of the Company is, or within the ten years prior to the date of this Circular has been, a Director or executive officer of any company that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Mr. Peter Bojtos, a director of the Company, was a director of Link Minerals Ventures Inc. ("Link") on August 23, 2001 when a cease trade order was issued against Link by the British Columbia Securities Commission issued for the failure to file annual financial statements and, for the same reason, the Ontario Securities Commission issued a cease trade order to the directors with respect to their Shares of Link. Link is now a dormant company.

Mr. Bojtos was a director of Sahelian Goldfields Inc. ("Sahelian") on May 21, 1999 when a cease trade order was issued against Sahelian by the British Columbia Securities Commission for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required, which was subsequently revoked. Mr. Bojtos was a director of Sahelian when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001. Sahelian is now reorganized and the cease trade orders are lifted.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

"Named Executive Officers" means: (a) the Chief Executive Officer of the Company, (b) the Chief Financial Officer (of the Company, regardless of the amount of compensation of those individuals, (c) the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus exceeds $150,000; and any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year end.

During the year ended December 31, 2005, the Company had five Named Executive Officers, being Dorian (Dusty) Nicol, President and Chief Executive Officer, Eric Edwards, Chief Financial Officer and Vice President Finance, Christopher Davie, the former President and Chief Executive Officer, John (Jack) Engele, the former Chief Financial Officer and Vice President Finance and John Rice, the former Vice President Operations. Messrs. Davie, Engele and Rice resigned on March 9, 2005, February 25, 2005 and March 31, 2005, respectively.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers of the Company for each of the Company's three most recently completed fiscal years.

Summary Compensation Table

Long Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Year Ended Dec. 31	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options/ SARs granted(1) (#)	Shares or Units Subject to Resale Restrictions(2) ($)	LTIP Payouts ($)	All Other Compensation(2) ($)
Dorian (Dusty) Nicol President and Chief Executive Officer(3)	2005 2004 2003	$ $ $	171,250 149,583 111,667	$	Nil Nil 30,000	N/A N/A N/A		750,000 425,000 500,000	N/A N/A N/A	N/A N/A N/A	$ $ $	10,891 9,781 3,375
Eric Edwards Vice President Finance, Chief Financial Officer and Corporate Secretary(5)	2005 2004 2003		$107,639 N/A N/A		Nil N/A N/A	N/A N/A N/A		750,000 N/A N/A	N/A N/A N/A	N/A N/A N/A		$8,073 N/A N/A
Christopher Davie Former President Chief Executive Officer(4)	2005 2004 2003	$ $ $	39,583 175,417 131,668	$	Nil Nil 40,000	$1,000,000 N/A N/A	(5)	N/A 500,000 500,000	N/A N/A N/A	N/A N/A N/A		N/A N/A N/A
John (Jack) Engele Former Vice President Finance and Chief Financial Officer(6)	2005 2004 2003	$ $ $	25,130 140,000 40,000	$	Nil Nil 10,000	N/A N/A N/A		N/A 350,000 500,000	N/A N/A N/A	N/A N/A N/A	$ $ $	1,885 10,500 2,250
John Rice Former Vice President Operations(7)	2005 2004 2003	$ $	29,870 142,864 N/A		Nil Nil N/A	$29,870 N/A N/A		N/A 250,000 N/A	N/A N/A N/A	N/A N/A N/A	$ $	2,240 8,777 N/A

(1)
Figures represent options granted during a particular year, see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(2)
This amount includes the Company's contributions to the executive's retirement 401(K) Plan.

(3)
Mr. Nicol was appointed President and Chief Executive Officer of the Company on March 10, 2005.

(4)
Mr. Davie resigned as President and Chief Executive Officer of the Company on March 9, 2005 and the Company agreed to a $1,000,000 payment in connection with his resignation.

(5)
Mr. Edwards was appointed Vice President Finance and Chief Financial Officer of the Company on March 10, 2005.

(6)
Mr. Engele resigned as Vice President Finance and Chief Financial Officer of the Company on February 25, 2005.

(7)
Mr. Rice resigned as Vice President Operations on March 31, 2005 and the Company agreed to a $29,870 payment in connection with his resignation.

Long Term Incentive Plan—Awards in Most Recently Completed Fiscal Year.

The Company has no long term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period of longer than one fiscal year, other than a plan for options, stock appreciation rights ("SARs") or restricted share compensation.

Option/SARS Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during the period.

Name	Date of Grant	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise Or Base Price (Cdn$/Security)(3)		Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)		Expiration Date
Dorian (Dusty) Nicol	May 12, 2005	750,000	10.64%		$0.215		$0.215	May 12, 2010
Eric Edwards	May 2, 2005 May 12, 2005	500,000 250,000	10.64%	$ $	0.225 0.215	$ $	0.225 0.215	May 3, 2010 May 12, 2010
Christopher Davie(4)	N/A	Nil	N/A		N/A		N/A	N/A
John (Jack) Engele(5)	N/A	Nil	N/A		N/A		N/A	N/A
John Rice(6)	N/A	Nil	N/A		N/A		N/A	N/A

(1)
Number of Shares which may be acquired on the exercise of stock options.

(2)
Percentage of all options granted during the last fiscal year.

(3)
The exercise price of stock options is set at not less than 100% of the market value of the Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company's share capital.

(4)
Mr. Davie resigned as President and Chief Executive Officer of the Company on March 9, 2005.

(5)
Mr. Engele resigned as Vice-President and Chief Financial Officer of the Company on February 25, 2005.

(6)
Mr. Rice resigned as Vice-President Operations of the Company on March 31, 2005.

Aggregated Option/SAR Exercises during the Most Recently Completed Fiscal Year And Year-End Options/SAR Values

The following table sets out the incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options still held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercised (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)	Value of Unexercised In-the- Money Options at Fiscal Year End Exercisable/Unexercisable (Cdn$)(3)
Dorian (Dusty) Nicol	Nil	Nil	1,900,000/375,000	$22,000/$7,500
Eric Edwards	Nil	Nil	375,000/375,000	$5,000/$5,000
Christopher Davie(4)	Nil	Nil	Nil/Nil	Nil/Nil
John (Jack) Engele(5)	Nil	Nil	Nil/Nil	Nil/Nil
John Rice(6)	Nil	Nil	Nil/Nil	Nil/Nil

(1)
Number of Shares acquired on the exercise of stock options.

(2)
Calculated using the difference between the exercise price and the closing price of the Shares on the Toronto Stock Exchange (the "TSX") on the date of exercise.

(3)
Value using the closing price of the Shares on the TSX on December 30, 2005 of Cdn$0.235 per share, less the exercise price per share.

(4)
Mr. Davie resigned as President and Chief Executive Officer of the Company on March 9, 2005.

(5)
Mr. Engele resigned as Vice-President and Chief Financial Officer of the Company on February 25, 2005.

(6)
Mr. Rice resigned as Vice-President Operations of the Company on March 31, 2005.

Pension Plans

The Company does not have any pension plans. However, upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees including those Named Executive Officers residing in the U.S. The Company makes contributions of up to 7.5% of eligible employees' salaries. The Company's 2005 contributions to Named Executive Officers totaled $23,089. The Company had no similar retirement plan prior to June 30, 2003.

Compensation of Directors

For service as a Director of the Company, each Director receives an annual retainer of $12,000. In addition, Directors are also paid meeting fees of $850 per meeting attended and $300 per day for travel. Each director who is a committee member receives $650 per committee meeting attended. In addition, the Chairperson of a committee receives $1,500 annually. During the most recently completed fiscal year, outside directors earned aggregate compensation of $158,650 for services provided to the Company in their capacities as Directors as follows:

Name of Director	Directors' Fees ($)	All Other Compensation ($)
Peter Bojtos(1)	$31,650	Nil
Hugh Mogensen(2)	$33,450	Nil
Robert Zerga(3)	$31,950	Nil
Michael Smith(4)	$36,200	Nil
Doris Meyer(5)	$14,500	Nil
John Ellis(6)	$10,900	$12,435

(1)
Mr. Bojtos received an annual Board member retainer of $12,000, $13,600 of Board meeting fees, $3,250 as an Audit Committee member, $1,300 as a Corporate Governance and Nominating Committee member and $1,500 as Corporate Governance and Nominating Committee Chairperson.

(2)
Mr. Mogensen received an annual Board member retainer of $12,000, $16,150 of Board meeting fees, $1,500 as Compensation and Management Development Committee Chairperson, $1,300 as an Audit Committee member, $1,300 as a Compensation and Management Development member, plus $1200 for travel days. Mr. Mogensen resigned from the Board on January 20, 2006.

(3)
Mr. Zerga received an annual Board member retainer of $12,000, $16,150 of Board meeting fees, $1,300 as a Compensation and Management Development Committee member, $1,300 as a Corporate Governance and Nominating Committee member, plus $1,200 for travel days.

(4)
Mr. Smith received an annual Board member retainer of $12,000, $16,150 of Board meeting fees, $1,500 as Audit Committee Chairperson, $3,250 as an Audit Committee member, $1,500 for Disclosure Committee chairperson and $1,800 for travel days.

(5)
Ms. Meyer received an annual Board member retainer of $6,000, $5,950 of Board meeting fees, $650 as a Corporate Governance and Nominating Committee member, $1,300 an Audit Committee member, plus $600 for travel days.

(6)
Mr. Ellis received an annual Board member retainer of $6,000, $4,250 of Board meeting fees, and $650 as a Compensation and Management Development Committee member. In addition to the directors' fees listed herein, Mr. Ellis received $12,435 as operations and consulting fees for consulting work done during the year.

The Company granted stock options to certain directors who are not Named Executive Officers. The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2005 to directors who are not Named Executive Officers of the Company, as a group:

Name	Date of Grant	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise Or Base Price (Cdn$/Security)(3)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date
Hugh Mogensen	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010
Doris Meyer	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010
John Ellis	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010
Michael Smith	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010
Peter Bojtos	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010
Robert Zerga	May 12, 2005	250,000	3.55%	$0.215	$0.215	May 12, 2010

(1)
Number of Shares which may be acquired on the exercise of stock options.

(2)
Percentage of all options granted during the last fiscal year.

(3)
The exercise price of stock options is set at not less than 100% of the market value of the Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2005 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (Cdn$)(2)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable (Cdn$)(3)
Hugh Mogensen	Nil	Nil	815,000/125,000	$9,750/$2,500	(4)
Doris Meyer	Nil	Nil	1,175,000/125,000	$2,500/$2,500
John Ellis	Nil	Nil	125,000/125,000	$2,500/$2,500
Michael Smith	Nil	Nil	365,000/125,000	$2,500/$2,500
Peter Bojtos	100,000	$11,750	815,000/125,000	$2,500/$2,500
Robert Zerga	Nil	Nil	365,000/125,000	$2,500/$2,500

(1)
Number of Shares acquired on the exercise of stock options.

(2)
Calculated using the difference between the exercise price and the closing price of Shares on the Toronto Stock Exchange on the date of exercise.

(3)
Value using the closing price of Shares the Toronto Stock Exchange on December 30, 2005 of Cdn$0.235 per share, less the exercise price per share.

(4)
Hugh Mogensen resigned on January 20, 2006. Stock options held by Mr. Mogensen expired unexercised 30 days after the date of his resignation.

Termination of Employment, Change of Responsibilities and Employment Contracts

All of the Named Executive Officers currently employed by the Company have agreements with the Company in respect of their employment with the Company. The base salary amounts payable under these employment agreements are reviewed annually by the Compensation and Management Development Committee.

Dorian (Dusty) Nicol was promoted and appointed President and Chief Executive Officer of the Company on March 10, 2005. Mr. Nicol had previously held the position of Executive Vice President and Director of Exploration for the Company. Pursuant to an employment agreement between the Company and Mr. Nicol dated May 16, 2005; Mr. Nicol's employment by the Company is for a three year period, renewable each year under the same terms. The agreement may be terminated by the Company without cause if the Company provides 10 days written notice and pays in cash to Mr. Nicol in a lump sum at the time of termination one and one half times (150%) his annual salary. If the agreement is terminated by either the Company or Mr. Nicol within 90 days of a change of control, Mr. Nicol would be entitled to one and one half times (150%) his annual salary in a lump sum within thirty days.

Eric Edwards was appointed Vice President Finance and Chief Financial Officer of the Company on March 10, 2005. Pursuant to an employment agreement between the Company and Mr. Edwards dated May 16, 2005; Mr. Edwards' employment by the Company is for a three year period, renewable each year under the same terms. The agreement may be terminated by the Company without cause if the Company provides 10 days written notice and pays in cash to Mr. Edwards in a lump sum at the time of termination one and one half times (150%) his annual salary. If the agreement is terminated by either the Company or Mr. Edwards within 90 days of a change of control, Mr. Edwards would be entitled to one and one half times (150%) his annual salary in a lump sum within thirty days.

Composition of the Compensation and Management Development Committee

The Compensation and Management Development Committee of the Board of the Company is comprised of Robert Zerga, John Ellis and John W. W. Hick, all of whom are independent directors of the Company and none of whom is or was during the most recently completed fiscal year an officer or employee of the Company or any of its subsidiaries. Robert Zerga was initially appointed as a member of the Compensation and Management Development Committee on April 7, 2004. John Ellis was elected as a Director of the Company and appointed as a member of the Compensation and Management Development Committee on May 31, 2005. Mr. Hick was appointed as a Director of the Company on March 16, 2006 and was appointed Chairperson of the Compensation and Management Development Committee at that time. Hugh Mogensen retired from the Board on January 20, 2006 after serving as a Director for 14 years. At his retirement, Mr. Mogensen was serving as Chairperson of the Compensation and Management Development Committee.

Report on Executive Compensation

The Board's Compensation and Management Development Committee is responsible for reviewing and making recommendations to the Board with respect to the Company's compensation policies and practices, reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and all officers, reviewing and making recommendations to the Board approving the compensation of all other senior management, succession planning with respect to senior executives and administering the Company's stock option and all other benefit plans. The Compensation and Management Development Committee also reviews and approves proposed appointments for officers.

The Company's executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation. The Company's relative compensation position is determined by comparison to companies of a similar size, similar business complexity and financial standing. The Compensation and Management Development Committee assesses results regularly in light of expected Company performance and looks to align pay incentives with the short and long-term interests of the Company's shareholders.

The key components for executive officer compensation are base salary, performance bonuses, the Company's stock option plan and employee benefits.

The Company's compensation evaluation process assesses senior officer performances and results. The Committee reviews individual executive performance throughout the year. The achievement of objectives in each performance criteria has a direct impact on base salary and is also considered for bonus and stock option plan awards. The stock option plan provides senior officers with a significant portion of their long-term compensation, thereby establishing a direct link between compensation and the Company's financial and non-financial performance. The Committee reviews the total compensation of senior officers, including the Named Executive Officers, on an annual basis. The base salaries of senior officers are established with reference to their responsibilities, experience and specific competencies. The Company policy is to set the base salary at a level competitive with salaries offered by mining companies of similar size in North America. From year to year, base salaries are significantly increased only if the officer assumes material additional responsibilities, or market compensation practices change substantially. In 2005, the Committee approved recommendations to adjust the base salary of senior officers including Named Executive Officers to maintain the competitive position of the Company.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 of the Shares on December 31, 2000 with the cumulative total return of the S&P/TSX Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

	2000	2001	2002	2003	2004	2005
Queenstake Resources Ltd.	$100.00	$129.41	$376.47	$870.59	$558.82	$276.47
S&P/TSX Composite Index	$100.00	$86.06	$74.04	$92.02	$103.50	$126.18
S&P/TSX Capped Index-Gold	$100.00	$132.91	$189.45	$215.23	$195.86	$237.79

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by the directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at the end of the most recently completed fiscal year, the number of securities authorized for issuance under the Company's Stock Option Plan, as amended, (the "Plan") which was approved by the shareholders of the Company on May 17, 1995:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	13,105,000	$0.33	16,895,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	13,105,000	$0.33	16,895,000

Security Based Compensation Arrangements

Pursuant to section 613(g) of the Toronto Stock Exchange Company Manual issuers must disclose annually the terms of their security based compensation arrangements.

The Company currently has a stock option plan that was adopted on May 17, 1995, as amended (the "Plan"). The Company has reserved 30,000,000 Shares in the capital of the Company for issuance pursuant to options granted under the Plan. This is approximately 5% of the issued and outstanding Shares in the capital of the Company at the date of this Circular. Since the Plan was established, options to purchase 21,208,998 Shares have been granted under the Plan, of which 2,162,500 have been exercised and 5,941,498 have been cancelled, leaving options to purchase 13,105,000 Shares outstanding.

The Plan provides that options may be granted to the any Director, officer and full and part-time employee and consultant of the Company and its associated, affiliated, controlled and subsidiary companies (the "Participants"). The Plan was amended with shareholder approval most recently on May 12, 2004 in order to increase the number of Shares reserved thereunder to the current 30,000,000 Shares available under the Plan.

Pursuant to the Plan, the Board may from time to time grant to participants, as the Board shall designate, the option to purchase from the Company such number of its Shares as the Board may designate. Options may be granted on authorized but unissued Shares reserved under the Plan, provided that the total number of Shares granted to any one optionee is not more than 5% of the issued Shares of the Company at the time of grant. The purchase price per common share for any option granted under the Plan, shall not be less than the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant. Pursuant to the Plan options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

    (a)
    all options granted shall be non-assignable;

    (b)
    an option must be exercisable during a period not extending beyond 5 years from the time of grant, and will become exercisable as to 50% upon granting of the option and 50% one year later; and

    (c)
    no financial assistance will be provided with respect to the exercise of stock options.

Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of Insiders (which approval has not been sought), the Company may not cause:

    (a)
    the number of Shares reserved for issuance pursuant to Options granted to Insiders to exceed 10% of the number of issued and outstanding Shares at the time of the grant;

    (b)
    the issuance to Insiders, within a one-year period, of Shares under share compensation arrangements to exceed 10% of the issued and outstanding Shares at the time of the grant; and

    (c)
    the issuance to any one Insider and such Insider's associates, within a one-year period, of Shares under share compensation arrangements to exceed 5% of the Issued and Outstanding Shares at time of grant.

Any entitlement granted prior to a Participant becoming an Insider of the Company is excluded in determining the number of Shares issuable to Insiders.

For the purpose of the Plan, an "Insider" is defined as a Director, officer or other member of senior management of the Company.

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such Option as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the Toronto Stock Exchange.

If a Participant ceases to be a Participant for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the date the Participant ceases to be a Director, officer and full and part-time employee and consultant of the Company and its associated, affiliated, controlled and subsidiary companies (the "Termination Date"). If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. This provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

If a Participant dies, the legal representative of the Participant may exercise the Participant's Options within one year after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

The retirement of any Participant who is a Director of the Company or any associated companies at any annual general meeting of the Company or such associated company as required by the constating documents of the Company or associated company, as the case may be, shall not result in the termination of the Option granted to such Participant provided that such Participant is re-elected at such annual general meeting as a Director of the Company or such associated company, as the case may be.

The change in the duties or position of a Participant or the transfer of such Participant from a position with the Company to a position with an associated company, or vice-versa, shall not trigger the termination of such Participant's Option provided such Participant remains a Director, officer, employee or consultant of the Company or one of its associated, affiliated, controlled or subsidiary companies.

STATEMENT OF CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), the Company is required to give full and complete disclosure of its systems and practices of corporate governance. The Company's Board and senior management regards good corporate governance as fundamental to the effective and efficient operation of the Company. The following describes the Company's approach to corporate governance:

Board of Directors

The Company's Board and management believe that good corporate governance provides a framework to assist the Board in fulfilling its responsibilities to shareholders. The primary functions and general responsibilities of the Board are documented below. The Board recognizes its corporate responsibility to the Company's shareholders, employees, customers, suppliers and the community in which the Company operates, who are all essential to the Company's success. Accordingly, the Board has adopted principles relating to its role, composition, structure and functions. The Board periodically reviews these principles and other aspects of its corporate governance framework, including committee charters and Company policies to ensure relevancy and compliance with Canadian and U.S. regulatory requirements and laws.

Role and Function of the Board of Directors

The Board oversees management's direction of the Company's business affairs with the objective of building long-term financial strength and creation of value for shareholders.

Composition of the Board of Directors

A majority of Directors for the Company are considered to be independent. The following Directors of the Company are independent:

Robert Zerga	Chairman of the Board
Michael Smith	Chairperson of the Audit Committee and Chairperson of the Public Disclosure Committee
Peter Bojtos	Chairperson of the Corporate Governance and Nominating Committee
John W. W. Hick	Chairperson of the Compensation and Management Development Committee, elected to the Board March 16, 2006
Doris Meyer
John Ellis	Mr. Ellis performs part-time mine engineering and operations review consulting work for the Company on an ongoing basis. Mr. Ellis was nominated to the Board on May 31, 2005 and began consulting for the Company shortly after that time. A letter agreement was executed between the Company and Mr. Ellis outlining certain responsibilities, authorities, scope and compensation terms for the engagement. During 2005, the Company paid Mr. Ellis $12,435 for consulting services. The Board has determined that Mr. Ellis is an independent Director as the consulting fees he received are minimal.

The independent Directors hold regularly scheduled meetings at which non-independent Directors and management are not in attendance. The meetings of independent Directors are normally held in conjunction with meetings of the entire Board or, more frequently as conditions require. During 2005, the independent Directors held six meetings.

The following Director of the Company is not independent:

Dorian (Dusty) Nicol	Mr. Nicol is President and Chief Executive Officer for the Company.

The following Directors for the Company also serve as Directors for reporting issuers other than the Company:

Peter Bojtos	Mr. Bojtos is a Director for Kalimantan Gold Corporation Limited, Vaaldiam Resources Ltd., Sage Gold Inc., Tournigan Gold Corporation and Vault Minerals Inc.
John W. W. Hick	Mr. Hick is a Director for Revett Minerals Inc., Cambior Inc., Hudson Resources Inc., Rio Narcea Gold Mines, Ltd. and Silver Eagle Mines Inc.
Doris Meyer	Ms. Meyer is a Director for Kalimantan Gold Corporation Limited and Sunridge Gold Corporation.
Michael Smith	Mr. Smith is a Director for International Minerals Corporation.

During 2005, the Company held 19 meetings of the Board. Attendance of the members of the Board at the scheduled meetings follows:

Attendance at Board Meetings
Dorian (Dusty) Nicol	18
Hugh Mogensen	19
Doris Meyer(1)	7
John Ellis(2)	5
Michael Smith	19
Peter Bojtos	16
Robert Zerga	19

(1)
Doris Meyer was elected to the Board on May 31, 2005.

(2)
John Ellis was elected to the Board on May 31, 2005.

Board of Directors Mandate

The Board generally discharges its responsibilities either directly or through the Audit Committee, Compensation and Management Development Committee, the Corporate Governance and Nominating Committee and the Disclosure Committee. Specific responsibilities of the Board include:

  •
  Appointing Management—including appointing the Chief Executive Officer, final approval of all appointments of other officers of the Company, executive officer compensation, management training and oversight of succession planning;

  •
  Strategic Planning—including the review and approval of the Company's business and financial strategic plans and, effectiveness of strategies;

  •
  Monitoring of Financial Performance—including the review of the Company's ongoing financial performance and results of operations and review and approval of the Company's audited and interim financial statements and related Management Discussion and Analysis;

  •
  Risk Management—including oversight for assessing of the Company's principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

  •
  Establishing Policies and Procedures—including the approval and evaluating the effectiveness of policies and procedures related to corporate governance, ethics and confidentiality; and

  •
  Communication and Reporting—including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments.

Position Descriptions

The Board has not adapted a written description for the Chairman of the Board. The Chairman of the Board is responsible for organizing the meetings of the Board, developing and circulating agendas, conducting the meetings to efficiently handle the business before the Board, recording the minutes and, assuring that the mandate of the Board is fulfilled. The Chairman of the Board oversees and ensures that all committees are fully constituted and organized to efficiently conduct their business and, that they provide regular reports to the Board regarding the content, findings and recommendations of their meetings. The Chairman of the Board assures that the Board follows proper corporate governance principles and that the Board remains in compliance with all regulatory governance requirements.

The Board, under the direction of the Chairman of the Board, has developed written charters for each board committee. The chairperson of each board committee is charged with fulfilling the mandate as contained in the committee charter and, is given the specific written authority to execute the business of the committee as outlined and approved by the Board. Each committee chairperson is charged with the responsibility of reviewing and, if necessary, changing and adapting the respective committee charter to respond to developing issues and presenting the changed charter to the Board for approval. The committee chairperson organizes the meetings of the committee, develops and circulates agendas, conducts the meetings, records minutes and, follows-up on outstanding committee business. The committee chairperson reports to the full Board on each meeting and makes recommendations for specific actions and decisions.

The Compensation and Management Development Committee, under the direction and authority of the Board, has developed written position descriptions for the senior officers of the Company, including the Chief Executive Officer. The position description and authority of the respective officers are outlined in the individual employment contracts for such officers as referred to under Termination of Employment, Change of Responsibilities and Employment Contracts.

Orientation and Continuing Education

The Board provides for the orientation of new Directors through the Corporate Governance and Nominating Committee. When a Board seat is vacated, the Committee conducts a search and screens for potential board members. Those potential candidates are provided with certain publicly available materials in order to acquaint themselves with the Company, its Directors, recent press releases, operating results, financial status and other relevant materials. Upon being appointed, the new Director is provided with a Board of Directors' Manual with additional information including by-laws, incorporation documents, committee charters, risk management policies, certain confidential insider information and other information in order to be fully informed. The Corporate Governance and Nominating Committee members individually contact the new Director for confidential discussions on specific issues.

The Board encourages each Director to stay current on developing corporate governance requirements through continuous improvement and education. Directors are routinely provided information and publications on developing regulatory issues, short courses, professional director certification programs and other continuing education options. Directors are also encouraged to share other relevant public information that they may derive through other companies or professional trade groups that pertains to improving governance practices. Time is allowed at each meeting of the Board for sharing and discussion of new and developing governance issues and how they may impact the Company, its reporting and disclosure, its business practices, risk management policies, changes to the strategic environment and other decisions that may require Board direction and approval. The Company will periodically, but no less than once per year, organize outside counsel and other professional consultants to deliver to the Board a discussion and update on new and developing corporate governance issues and a review of the Company's compliance with existing requirements.

Ethical Business Conduct

The Company has adopted a Code of Business Ethics and Conduct applicable to all of its Directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller and other persons performing financial reporting functions. The Code has been developed to communicate to Directors, officers and employees standards for business conduct in the use of Company time, resources and assets and, to identify and clarify proper conduct in areas of potential conflict of interest. Each Director, office and employee is provided a copy of the Code and asked to sign an acknowledgement that the standards and principles of the Code will be maintained at all times on Company business. The Code is designed to deter wrongdoing and promote (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code violations; and (d) accountability for adherence to the Code. Violations from standards established in the Code, and specifically under "Whistleblower" situations, are reported to the Chairperson of the Audit Committee and can be reported anonymously. The Chairperson of the Audit Committee would report to the Board any reported violations at least quarterly or, more frequently depending on the specifics of the reported violation. To date there have been no reported violations. The Company intends to timely disclose on its web site amendments to, or waivers from, certain provisions of the Code that apply to the Company's Directors or executive officers.

The Code of Business Ethics and Conduct is available through the Investor Information section of the Company's web site at www.queenstake.com and is available in print upon request to the Investor Relations Department, Queenstake Resources Ltd., Suite 2940, 999 18th Street, Denver, CO 80202 USA.

Nomination of Directors

The Board of Directors of the Company has established a Corporate Governance and Nominating Committee comprised of at least three directors appointed by the Board. The membership, operations, authority, purpose, responsibilities and specific duties of the Committee are described below:

  Membership and Operations

  To serve on the Corporate Governance and Nominating Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws, rules and regulations; and (b) established by the Board in the Company's Corporate Governance Guidelines or otherwise.

The Committee may form and delegate authority to subcommittees when appropriate.

  Purpose and Responsibilities

        The Committee's primary purposes are to:

  •
  identify individuals qualified to become Board members, and recommend director nominees;

  •
  develop and recommend to the Board corporate governance principles applicable to the Company;

  •
  lead the Board in its annual review of the Board's performance; and

  •
  recommend to the Board director nominees for each committee.

  Specific Duties

  In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

  1.
  Review periodically the organization, size, operation, practice, and tenure policies of the Board.

  2.
  Assess the adequacy and quality of information provided to the Board prior to and during its meetings.

  3.
  Develop criteria and procedures for the identification and recruitment of candidates for election as directors of the Company (including the range of skills and expertise that should be represented on the Board), consider issues involving potential conflicts of interest for such candidates, and consider individuals nominated for Board membership by any stockholder pursuant to the by-laws.

  4.
  Develop and implement procedures for the Board's periodic evaluation of its performance and effectiveness.

  5.
  Consider annually the establishment and membership of committees of the Board, the delegation of authority to such committees, and the chairmanship of such committees (including the periodic rotation of member and chair assignments).

  6.
  Evaluate management's recommendations on the election of officers of the Company.

  7.
  Review periodically the Company's Corporate Governance Guidelines and any other issues related to corporate governance, and recommend any proposed changes to the Board for approval.

  8.
  Conduct an annual performance self-evaluation of the Committee.

  9.
  Apprise the Board regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise.

  10.
  Review and reassess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

Compensation

The Board of Directors of the Company has established a Compensation and Management Development Committee comprised of at least three directors appointed by the Board. The membership, operations, authority, purpose, responsibilities and specific duties of the Committee are described below:

  Membership and Operations

  To serve on the Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws and regulations, and (b) established by the Board in the Company's Corporate Governance Guidelines or otherwise.

The Committee may form and delegate authority to subcommittees when appropriate.

  Purpose and Responsibilities

        The Committee's primary purposes are:

  1.
  to discharge the responsibilities of the Board relating to compensation of the Company's directors, Chief Executive Officer and other executive officers, and

  2.
  to produce an annual report on executive compensation for public disclosure in the Company's Proxy statement or otherwise, as required by applicable securities laws and the rules and regulations promulgated thereunder.

  Specific Duties

  In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

  1.
  Review from time to time and approve the overall management evaluation and compensation policies of the Company, including, in particular, policies applicable to the Company's executive officers, to ensure that management is rewarded appropriately for its contributions to the Company's growth and profitability and that such compensation policies are aligned with the Company's objectives and shareholder interests.

  2.
  Review and approve goals and objectives relevant to the compensation of the chief executive officer of the Company.

  3.
  Evaluate the performance and set the compensation of the Company's chief executive officer in light of the above-referenced goals and objectives.

  4.
  Review and approve the compensation for executive officers of the Company other than the chief executive officer (including each of the individual elements thereof).

  5.
  Review, approve and at least annually evaluate the Company's compensation and other benefit plans, including incentive compensation and equity-based plans and programs for executive officers and senior management, and make recommendations as necessary. Review and approve any amendments and modifications to any such plan or program requiring approval of the Board of Directors, subject always to applicable shareholder approval requirements.

  6.
  Establish rules and regulations and perform all other administrative or management duties required of the Board or the Committee by the provisions of any compensation or benefit plan maintained by the Company.

  7.
  Review and recommend to the Board of Directors the granting of options, restricted stock, stock appreciation rights and other equity-based grants to the Company's executive officers and senior management consistent with the Company's incentive compensation plans and programs and compensation and retention strategy.

  8.
  Review, approve and periodically evaluate the compensation and benefits for the Company's non-employee directors.

  9.
  Review and approve plans of the Company for management development and senior managerial succession.

  10.
  Make an annual report to the Board on succession planning which should include policies and principles for chief executive officer selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the chief executive officer.

  11.
  Conduct an annual performance self-evaluation of the Committee.

  12.
  Apprise the Board of Directors regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise.

  13.
  Review and reassess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

  The Committee did not retain the services of any consultant or advisor during the year to assist in determining compensation, incentive plans, benefits or other items within the Committee's scope.

Other Committees—Disclosure Committee

  The purpose of the Disclosure Committee is to oversee communications of material and other financial and operating information in news releases and other non-regulatory reporting to ensure they are prepared on a timely, accurate and factual basis in accordance with all applicable legal and regulatory requirements.

  Meetings

  The Committee shall meet as necessary to fulfill its responsibilities, but no less than once a year. Committee members may review communications independently of the Committee. The Committee may designate any of its responsibilities to one or more subcommittees, each of which shall be composed of at least two members.

  Scope

  The Committee is charged with reviewing with management and external legal counsel, as needed,

  1.
  news releases and non-regulatory reporting including annual reports,

  2.
  matters relating to non-public material information and

  3.
  policies regarding disclosure and confidential information. Investor Relations is responsible for management and publication of other communications with the investment community.

  The Chief Executive Officer and President, Chief Financial Officer and Vice President Investor Relations are designated by the Company as official corporate spokespersons. These officers may designate others within the Company to speak on behalf of the Company on specific inquiries. The Jerritt Canyon mine General Manager and the Human Resources Manager are official mine spokespersons for the Jerritt Canyon operations related to local inquiries, and may designate others at Jerritt Canyon to speak on behalf of Jerritt Canyon on specific inquiries.

  Information is material if there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision.

Assessments

The Corporate Governance and Nominating Committee, under authority of the Board, is responsible for assessing the effectiveness of the Board and the individual Board members in fulfilling the mandate and charter of the Board and the board committees. The Corporate Governance and Nominating Committee meets at least once per year to assess and evaluate Board results and performance. The Corporate Governance and Nominating Committee will consider board composition, taking into consideration each individual member's contribution, skills, experience, time availability and other factors to ensure that the Company is provided with an optimal balance to best represent shareholder interests. The Committee will also evaluate the Company's financial performance, share price performance and performance of management in determining the Board's guidance and contribution to those results. The Committee will, from time to time, recommend to the Board that Board membership be changed to recognize the changing needs of the Company. The Chairperson of the Corporate Governance and Nominating Committee reports to the Board on the findings of the Committee and on the Committee's recommendations to the Board to address specific issues.

AUDIT COMMITTEE

Information concerning the Company's Audit Committee is set out under the heading "Audit Committee" in the Company's Annual Information Form ("AIF") dated March 31, 2006 which contains information for the year ended December 31, 2005. The AIF may be obtained from SEDAR under the Company's name at www.sedar.com.

LIABILITY INSURANCE/INDEMNIFICATION

The Company has purchased directors and officers liability insurance at an annual premium cost of $136,000 to provide coverage to directors and officers as a group of $10,000,000 per claim and in aggregate in any policy year. Section 7 of the Company's By-laws indemnifies directors and officers of the Company, subject to the limitations contained in the Business Corporations Act (Yukon), against all costs, charges and expenses reasonably incurred by them in response of certain proceedings to which they may be made party by reason of their status as a director or officer of the Company. The indemnification is extended to directors and officers provided that they have acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, on the condition that the director or officer had reasonable grounds for believing his conduct was lawful.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no director or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There was no involvement of any director, executive officer, officer or associate of them, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Shareholders will be asked to approve the appointment of Staley, Okada & Partners, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on February 14, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuance under the Business Corporations Act (British Columbia)

The Company's corporate matters are currently governed by the Business Corporations Act (Yukon) ("YBCA"). With the implementation of the new Business Corporations Act (British Columbia) ("BCBCA"), the Company wishes to consolidate its various corporate and legal dealings in British Columbia as the Company's auditors, legal counsel, registrar and transfer agent and three of its directors are all based in British Columbia.

Under the YBCA, the Company may, if authorized by a special resolution of its shareholders, apply to the Registrar of Companies in British Columbia to continue its corporate jurisdiction under the BCBCA.

Upon the Continuance becoming effective, the current Articles of Continuance ("Yukon Articles") of the Company will be replaced with the Notice of Articles (the "Notice of Articles") filed pursuant to the BCBCA and the existing By-Laws (the "By-Laws") of the Company will be replaced with new Articles (the "Articles"). The provisions of the Articles and the By-Laws are substantially the same as the existing Yukon Articles and By-Laws, but incorporate a number of non-substantive changes, including the use of slightly different terminology adopted under the BCBCA.

Comparison of Differences Between YBCA and BCBCA

The Company is of the view that the BCBCA provides to shareholders of the Company substantively the same rights as are available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Company believes would be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "notice of articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

Sale of Company's Undertaking.    Under the BCBCA, a sale or lease of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the YBCA are substantially the same. Under the YBCA, separate class or series votes are mandated if a class or series of shares is affected by the sale or lease in a manner different from shares of another class or series.

Alteration to Notice of Articles of the Company.    Under the BCBCA, any substantive change to the notice of articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. The provisions of the YBCA are substantially the same. Under the YBCA, separate class or series votes are mandated if a class or series of shares is affected by an amendment in a manner different from shares of another class or series.

Article Amendments.    The BCBCA provides that unless the articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any articles that regulate the business or affairs of a corporation. However, the directors must submit an article, or an amendment or a repeal of an article, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

Authorization of Unlimited Number of Shares.    The BCBCA permits a corporation to have an unlimited number of Shares without par value. The provisions of the YBCA are substantially the same.

Rights of Dissent and Appraisal.    The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the Shares held by such shareholder at the fair value of such Shares. The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of Shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a amalgamation agreements, (d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, or (f) sell, lease or other disposition of all or substantially all its undertaking. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders. See "Dissent Rights" below.

Oppression Remedies.    Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA, although under the YBCA the class of complainants is broader.

Shareholder Derivative Actions.    Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA, although under the YBCA the class of complainants is broader.

Financial Assistance.    The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same, provided that in certain cases a solvency test must be met.

Record Date for Voting.    The BCBCA provides for the setting of a fixed record date for voting purposes. Transfers of Shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a subsequent transferee of Shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is still entitled to vote, provided that the transferee can establish that the transferee owns the Shares.

Requisition of Meetings.    The BCBCA provides that holders of not less than five per cent of the issued Shares of a corporation that carry the right to vote at a shareholders meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

Shareholder Communication.    The BCBCA contains exemptions from the restrictions on Proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder's voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement). In addition, the BCBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals, (ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident's Proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing Proxy voting advice, and (vi) other communications as may be prescribed from time to time. The YBCA does not contain such broad exemptions to the Proxy solicitation rules and accordingly shareholder communication is more limited.

Form of Proxy and Management Information Circular.    The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of Proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, a Management Information Circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

Place of Meetings.    The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may, however, be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles

Quorum of Shareholders.    The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by Proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the Shares entitled to vote at the meeting are present in person or represented by Proxy.

Shareholder Proposals.    The BCBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation's Proxy materials. The YBCA imposes similar requirements.

Duties of Directors.    The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Company. The YBCA contains substantially the same provisions.

Removal of Directors.    The BCBCA permits the removal of directors by holders of a majority of the Shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

Dissent Rights

As a result of the proposed continuance to British Columbia, the shareholders of the Company are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their Shares if such shareholder dissents to the continuance of the Company under the BCBCA (the "Continuance"). Neither a vote against the Continuance resolution, nor an abstention or the execution or exercise of a Proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns Shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuance resolution. On the action approved by the Continuance resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder's Shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his Shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissented was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the Shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such Shares, giving judgment in that amount against the Company in favour of the dissenting Shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder an amount considered by the directors of the Company to be the fair value of the subject Shares, together with a statement showing how the fair value of the subject Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's Shares, a dissenting shareholder may make an agreement with the Company for the purchase of his Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Company being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the Shares, the deposit of the share certificates representing the Shares, and other matters.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities, then the Company shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his Shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their Shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Company to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Company's Registered and Records Office, Campion MacDonald, 200 - 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the Chairperson of the meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

Shareholder Approval of the Continuance under the Business Corporations Act (British Columbia)

The shareholders of the Company will be requested at the Meeting to approve the continuance by passing the following special resolution, which requires an affirmative vote of not less than two-thirds of the votes cast by shareholders voting at the Meeting, in person or by Proxy:

  "WHEREAS the Company wishes to secure approval for the continuance under the Business Corporations Act (British Columbia);

  BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  1.
  the continuance of the Company under the laws of British Columbia under the Business Corporations Act (British Columbia) upon the terms described in the accompanying Information Circular, is hereby approved;

  2.
  the Company make application to the Yukon Registrar of Corporations to permit the continuance with section 191 of the Business Corporations Act (Yukon) and for approval to file a Form 16 Continuation Application (Business Corporations Act (British Columbia)) containing the Notice of Articles, substantially in the form approved by the Directors of the Company, with the Registrar of Companies of British Columbia continuing the Company as if it had been incorporated under the laws of British Columbia and make application to the Yukon Registrar of Corporations for a Certificate of Discontinuance;

  3.
  subject to the issue of such Certificate of Discontinuance and without affecting the validity and existence of the Company by or under its articles and of any act done thereunder, the Company's existing by-laws be cancelled, and the Articles, substantially in the form approved by the Directors of the Company, be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing By-Laws of the Company in order to conform to the Business Corporations Act (British Columbia);

  4.
  Axium Law Corporation be appointed as the Company's agent to electronically file the Form 16 Continuation Application containing the Notice of Articles with the Registrar of Companies of British Columbia;

  5.
  notwithstanding the passing of this special resolution, the Company be authorized to abandon or terminate all or any part of the continuance if the Board of Directors of the Company deems it appropriate and in the best interests of the Company to do so in their absolute discretion without further notice to or approval, ratification or confirmation of the shareholders of the Company, at any time prior to the continuance; and

  6.
  any one or more of the directors or officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

Director Discretion

If the foregoing special resolution is passed authorizing the Continuance, the directors of the Company reserve the right to abandon the transactions contemplated in the "Continuance under Business Corporation Act (British Columbia)" resolution should they deem it appropriate and in the best interest of the Company to do so. In particular, the directors reserve the right to abandon the Continuance under the Business Corporations Act (British Columbia) if an excessive number of shareholder dissents are received.

A copy of the proposed new Articles and Notice of Articles will be available for inspection at the Meeting and from the Company at 999 Eighteenth Street, Suite 2940, Denver, Colorado 80202, during normal business hours.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, the Shares representing by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at its Denver, Colorado office to request copies of the Company's financial statements and related Management Discussion and Analysis.

Queenstake Resources Ltd., Suite 2940, 999 Eighteenth Street, Denver, Colorado USA 80202
Phone: 303-297-1557            Toll free: 800-276-6070            Fax 303-297-1587

The financial information of the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for it most recently completed financial year ended December 31, 2005.

DATED at Denver, Colorado on the 10th day of April, 2006.

BY ORDER OF THE BOARD OF QUEENSTAKE RESOURCES LTD.

/s/ Dorian L. Nicol,
President and Chief Executive Officer

QuickLinks

  Exhibit 99.1
SOLICITATION OF PROXIES
APPOINTMENT AND REVOCATION OF PROXIES
ADVICE TO BENEFICIAL SHAREHOLDERS
EXERCISE OF DISCRETION BY PROXIES
RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
ELECTION OF DIRECTORS
STATEMENT OF EXECUTIVE COMPENSATION
MANAGEMENT CONTRACTS
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
STATEMENT OF CORPORATE GOVERNANCE
AUDIT COMMITTEE
LIABILITY INSURANCE/INDEMNIFICATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
APPOINTMENT OF AUDITORS
PARTICULARS OF MATTERS TO BE ACTED UPON
OTHER MATTERS
ADDITIONAL INFORMATION